

Mail Stop 3030

August 2, 2017

Via E-mail
Jonathan W. Kim
Chief Financial Officer
MagnaChip Semiconductor Corporation
 c/o MagnaChip Semiconductor S.A.
1, Allée Scheffer, L-2520
Luxembourg, Grand Duchy of Luxembourg

> **Re:** **MagnaChip Semiconductor Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 21, 2017**
> **File No. 001-34791**

Dear Mr. Kim:

We have reviewed your filing and have the following comment. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Consolidated Financial Statements

Note 4. Inventory, page 96

1. We note that you establish a reserve for inventory and present a roll-forward in the second table on page 96. Please address the following:

    - Tell us what the reduction of $297 thousand presented as a 'change in reserve' in Fiscal 2015 represents.

    - Tell us whether the 'change in reserve' caption is a net amount for each period presented in the table and if so, provide us with the gross amount of impairment charges recorded pursuant to ASC 330-10-35-2 and the gross amounts of any recoveries or other items that reduced the caption amount for each period.

- Explain to us how your accounting for impaired inventory complies with ASC 330-10-35-14 and SAB Topic 5.BB.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tara Harkins at (202) 551-3639 or me at (202) 551-3671 with any questions.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery